

November 21, 2012

Via E-mail
Mr. David J. Bryant
Chief Financial Officer
Resource Capital Corp.
712 5th Avenue, 12th Floor
New York, NY 10019

> **Re:** **Resource Capital Corp.**
> **Form 10-K**
> **Filed March 15, 2012**
> **File No. 001-32733**

Dear Mr. Bryant:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Off-Balance Sheet Arrangements, page 68

1.   Please tell us how you determined that you were not required to provide disclosures related to your unconsolidated VIEs.

Consolidated Balance Sheets, page 76

2.   Please tell us how you determined you were not required to present certain assets and liabilities of consolidated VIEs separately in accordance with ASC 810-10-45-25 and tell us how you complied with the VIE disclosure requirements in ASC 810-10-50.

Consolidated Statements of Income, page 77

3.   We note that you include net impairment losses and provision for loan and lease losses as other expenses below the untitled subtotal that appears to be comparable to net operating income. Please revise in future filings to include net impairment losses and provision for loan and lease losses in operating expenses. Refer to ASC 360-10-45-4.

4.   Please tell us how your presentation of dividends declared per share on the face of the Consolidated Statements of Income complies with the guidance in ASC 260-10-45-5 or revise in future annual Exchange Act reports to include this information in a footnote.

Note 2 – Summary of Significant Accounting Policies, page 81

Principles of Consolidation, page 81

5.   Please expand your policy to discuss the VIEs in which you have invested, including a discussion of why you are or are not considered to be the primary beneficiary.

Note 6 – Investment Securities Available-for-Sale, page 89

6.   We note that you believe the unrealized losses on available-for-sale securities to be temporary impairments due to market factors and are not reflective of credit deterioration. Given that you do not intend to hold these positions until maturity, please address your intent and ability to hold these securities for the length of time you have forecasted for the recovery of value.

Note 21 – Fair Value of Financial Instruments, page 119

7.   Please tell us the primary causes for the difference between the carrying value and fair value of your CDO notes payable. In your response, please describe the relationship between the fair value of the CDO notes payable and the fair value of the related collateral. In addition, please confirm that you will include the disclosures required by ASC 825-10-50-10 in future periodic filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant